UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 7

Dimension Therapeutics, Inc.

(Name of Subject Company)

Dimension Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25433V105

(CUSIP Number of Class of Securities)

Karah Parschauer

Vice President and Secretary

60 Leveroni Court

Novato, California 94949

415.483.8800

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Kingsley L. Taft, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02110

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Dimension Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), and a subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Ultragenyx”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $6.00, net to the holder in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Ultragenyx and Purchaser with the SEC on October 10, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2017, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-looking Statements” a new section as follows:

Expiration of the Offer; Completion of the Merger

“At 12:00 midnight, Eastern time, on Tuesday, November 7, 2017 (one minute after 11:59 p.m., Eastern time, on November 6, 2017), the Offer expired. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 21,947,871 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 86.5% of the Shares outstanding as of the expiration of the Offer. The Depositary advised Purchaser that Notices of Guaranteed Delivery (as defined in the Offer to Purchase) had been delivered with respect to 125,702 Shares, representing less than one percent of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Offer to Purchase), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not properly withdrawn pursuant to Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Ultragenyx and Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of the Company stockholders. Accordingly, Purchaser has effected the Merger in which Purchaser merged with and into the Company with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Ultragenyx. At the effective time of the Merger, each issued and outstanding Share other than Shares owned by Ultragenyx, Purchaser or the Company (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or Shares for which a Company stockholder has properly exercised appraisal rights under Delaware law) was canceled and converted into the right to receive $6.00, in cash, without interest and subject to any required tax withholding.

Following consummation of the Merger, the Shares ceased to trade on NASDAQ prior to the opening of business on November 7, 2017, and the Company has requested that NASDAQ file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Ultragenyx and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On November 7, 2017, Ultragenyx issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(B)	Press Release issued by Ultragenyx Pharmaceutical Inc., dated November 7, 2017, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO filed by Ultragenyx Pharmaceutical Inc. and Mystic River Merger Sub Inc. with the Securities and Exchange Commission on November 7, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2017

Dimension Therapeutics, Inc.

By:	/s/ Karah Parschauer
Name: Karah Parschauer
Title: Vice President and Secretary

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